

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 13, 2018

<u>Via E-Mail</u>
Clem A. Yeboah
Chief Executive Officer
KYN Capital Group, Inc.
535 Fifth Ave., 4th Floor
New York, NY 10017

> **Re: KYN Capital Group, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed February 5, 2018**
> **File No. 024-10772**

Dear Mr. Yeboah:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2018 letter.

<u>Preliminary Offering Circular Cover Page</u>

1. We note disclosure in the first paragraph that this offering will terminate twelve months from the day the offering is qualified, subject to extension for up to thirty days. We also note disclosure in the third paragraph that the end date of the offering will be exactly 180 days from the date the offering date is qualified. Please make your disclosures consistent.

<u>Risk factors, page 5</u>
<u>If we fail to comply with financial and other covenants under our loan agreements . . ., page 9</u>

2. We note your response to comment three in our letter dated January 8, 2018 relating to the risk factor on page 9 in which you state that you are in compliance with "all financial

and other covenants", the revisions to amendment no. 1 to Form 1-A in which you state that you have no loans with financial covenants, and the disclosure in amendment no. 2 to Form 1-A that you are in compliance with all financial covenants. Please include the revisions relating to prior comment three in our letter dated January 8, 2018 in your next amendment regarding your disclosure that you have no loans with financial and other covenants.

Investors in this Offering will experience immediate and substantial dilution, page 13

3. Please revise this risk factor to clarify that if all of the shares are sold, investors in this offering, rather than holders of outstanding shares of common stock, will experience dilution of $0.0009 per share. Please also ensure that amounts of dilution in the table are correct and consistent with disclosure in this risk factor. We note that you show dilution per share to investors at $0.0009 if 25% of the offering is subscribed and only $0.0002 if the offering is fully subscribed.

Dilution, page 20

4. Please clarify why your offering expenses, as disclosed here and in the Use of Proceeds section on page 19, are expected to change based on the offering size. In particular, as you are not using underwriters, it is unclear why expenses would be a determined as a fixed percentage of the offering proceeds.

Distribution, page 21

5. We note your response to comment three in our letter dated February 2, 2018. We also note disclosure twice on the Offering Circular cover page that you "may engage various securities brokers . . . with commissions." Please revise to make your disclosures consistent and clearly state that this is a self-underwritten offering and that you are not using an underwriter for the offering.

6. In addition to the comment above, please revise this section to outline and clarify the plan of distribution of securities in this offering, as requested in prior comment 3. We note that you have included information about sales by officers and directors and their reliance on Rule 3a4-1 on the inside front cover page. However, you should revise the Distribution section to provide this information and the following:

- Clarify which of your officers and directors will conduct the offering and explain how they meet the requirements of Rule 3a4-1.

- Describe how these identified officers and directors will conduct the offering. For example, address how they will identify and contact prospective purchasers in the offering. Describe the types of communications they will use.

- Disclose that they will offer and sell all of the shares in the offering at the price of $0.001 per share for the duration of the offering.

Offering Period and Expiration Date, page 22

7. We note disclosure that the offering will end "if the Minimum Offering" is not reached. However, disclosure throughout the Offering Circular states that there is no minimum offering. Please revise to make your disclosures consistent.

Procedures for Subscribing, page 22

Acceptance of Subscriptions, page 23

8. We note disclosure in the first paragraph of this subsection and the Offering Circular cover page that you will hold an initial closing and may hold one or more additional closings for additional sales. Please elaborate on when the initial closing date and any additional closing dates will occur, clarify that investors will not know the date on which their closing will occur when they subscribe for shares, and explain what you will do with the proceeds of their subscriptions pending a closing. In this regard, we also note disclosure on your cover page that all proceeds received by the company will be available for its use upon acceptance of subscriptions.

9. The paragraph on page 23 that states that you will file a pricing offering circular after the Qualification Date but prior to accepting any proceeds appears to be in error, since you already disclose that you are offering 3,000,000,000 common shares at a fixed price of $.001 per share. Please clearly state in this section that your offering is for a fixed price for the duration of the offering.

10. We note disclosure in the first sentence in the sixth paragraph on page 23 that states "After the initial offering of the shares, the offering price and other selling terms may be subject to change". Please revise to clarify that the terms of this offering are not subject to change at the time of separate closings, and that you are offering 3,000,000,000 common shares at a fixed price of $.001 per share for the duration of the offering.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        John E. Lux, Esq.